WEBCAST ALERT – FOR IMMEDIATE RELEASE

Teva to Present at the Citi 2014 Global Healthcare Conference

Jerusalem, February 24, 2014 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) will host a live audio webcast at the Citi 2014 Global Healthcare Conference in New York, NY.
Dr. Michael Hayden, President of Global R&D & CSO will present on Wednesday,
February 26, 2014 at 1:50 PM EST

What:	Teva Presentation at the Citi 2014 Global Healthcare Conference
Who:	Dr. Michael Hayden, President of Global R&D & Chief Scientific Officer, Teva Pharmaceutical Industries Ltd.
When:	Wednesday, February 26, 2014

Where: http://www.veracast.com/webcasts/citigroup/healthcare2014/03307214849.cfm

How: Live over the Internet – log on to the Web at the address above and register for the event (approximately 10 minutes before). An archive of the webcast will be available on Teva’s website.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in approximately 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 45,000 people around the world and reached $20.3 billion in net revenues in 2013.